Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

U.S.A.

and

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

U.S.A.

As Representatives of the prospective underwriters

VIA EDGAR

October 22, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jan Woo, Legal Branch Chief
Mr. David Edgar, Staff Accountant
Ms. Christine Dietz, Assistant Chief Accountant
Mr. Bernard Nolan, Attorney-Adviser
Ms. Barbara C. Jacobs, Assistant Director

Re:	Pintec Technology Holdings Limited (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-226188)
Registration Statement on Form 8-A (Registration No. 001-38712)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 5:00 p.m., Eastern Time on October 24, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between October 19, 2018 and the date hereof, copies of the Company’s Preliminary Prospectus dated October 19, 2018 were distributed as follows: approximately 140 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

2

Very truly yours,

Goldman Sachs (Asia) L.L.C.
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.

As representatives of the prospective underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Pol de Win
Name:	Pol de Win
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Benjamin Darsney
Name:	Benjamin Darsney
Title:	Director

By:	/s/ Stephen Lambrix
Name:	Stephen Lambrix
Title:	Director

[Signature Page to Acceleration Request Letter]

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Bruce Wu
Name:	Bruce Wu
Title:	Managing Director

[Signature Page to Acceleration Request Letter]